                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                              HARCOR ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  411 628 209
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Robert A. Shore, 2131 Mars Court, Bakersfield, CA 93308 (805) 399-4270
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    4/29/97
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 411 628 209                                         PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                           Bakersfield Energy Partners, L.P.
                                           77-0253564
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                Other

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                               857,142
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                                -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                        857,142
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        857,142
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                          5.65%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                          PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 411 628 209                                         PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                           Bakersfield Energy Resources, Inc.
                                           77-0242170
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                                Other

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


                                California
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                              857,142
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                        857,142
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         30,964
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         0.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 411 628 209                                         PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                       Robert A. Shore
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                                        Other
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                        U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                                -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                              857,142
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                                         -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                                        857,142
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        294,160
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         1.94%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                         IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 411 628 209                                         PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Steven E. Fisher
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                        Other
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              857,142
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        857,142
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        294,160
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.94%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

CUSIP NO. 411 628 209                                         PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        J. Richard Bowersox
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                        Other
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              857,142
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        857,142
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        79,286
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.52%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 411 628 209                                         PAGE 7 OF 13 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Gregory E. Miles
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                        Other
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              857,142
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        857,147
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         79,286
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.52%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 411 628 209                                         PAGE 8 OF 13 PAGES

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Scott H. McMillen
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

                        Other
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING              857,142
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                        -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                        857,142
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        79,286
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.52%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              HARCOR ENERGY, INC.
                             CUSIP NO. 411 628 209



ITEM 1. SECURITY AND ISSUER

         The title of the class of equity securities to which this statement relates is the Common Stock, $0.10 par value, of HarCor Energy, Inc., 4400 Post Oak Parkway, Suite 2220, Houston, Texas 77027-3413.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Bakersfield Energy Partners, L.P., a California limited partnership ("BEP"), the general partner of BEP, Bakersfield Energy Resources, Inc., a California corporation ("BER"), and the limited partners of BEP, Robert A. Shore ("R. Shore"), Steven E. Fisher ("S. Fisher"), J. Richard Bowersox ("R. Bowersox"), Gregory E. Miles ("G. Miles"), and Scott H. McMillen ("S. McMillen") (BEP, BER, and the limited partners are referred to herein as the "Reporting Persons").

         BEP is engaged in the oil and gas business in Kern County, California. The principal business address of each of the Reporting Persons is 2131 Mars Court, Bakersfield, California 93308.

         Each of the Reporting Persons who is an individual is a limited partner of BEP and an officer and/or director of BER. The principal occupation and employment of each of the Reporting Persons who is an individual is as an officer and/or employee of BER. The following lists the positions held with BER by each of the Reporting Persons who is an individual:

               Name           Position

               R. Shore       Chief Executive Officer and Director
               S. Fisher      Chief Operating Officer and Director
               R. Bowersox    Secretary and Director
               G. Miles       Director
               S. McMillen    Director

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Reporting Persons who is an individual is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In June 1994, HarCor Energy, Inc. ("HarCor"), the issuer, acquired 75% of the interests of BER and its affiliates in the Lost Hills oil and gas field and a gas processing plant in the San Joaquin Basin of California. As partial consideration for the acquisition, HarCor issued to BEP 30,000 shares of its Series E Junior Convertible Preferred Stock (the "Preferred Shares"). Under the Certificate of Designations, Preferences and Rights of the Preferred Shares, dated June 29, 1994, HarCor was required to permit BEP to convert its 30,000 Preferred Shares to shares of HarCor's Common Stock, at any time, pursuant to a conversion price, subject to adjustments. BEP gave notice of conversion on September 30, 1996, electing to convert its Preferred Shares into 857,142 shares of HarCor's Common Stock (hereinafter, the "Common Shares"). On April 29, 1997, HarCor delivered, through its transfer agent, its certificate representing the Common Shares to BEP. The certificate carries a legend restricting transfer of the Common Shares, as "restricted securities," as defined in the SEC's Rule 144.

ITEM 4. PURPOSE OF TRANSACTION

         See Item 3 above.

         The Common Shares issued to BEP were issued to BEP by HarCor as a result of BEP's election to convert its Preferred Shares. BEP acquired its Preferred Shares as partial consideration for its and its affiliates' transfer of a 75% interest in oil and gas properties and a gas processing plant in Kern County, California to a partnership organized with HarCor.

         Subject to the discussion below with respect to possible sale of HarCor, BEP intends to hold its Common Shares for investment, and has no present plans to acquire additional shares of Common Stock of HarCor, to propose an extraordinary corporate transaction (such as a merger, reorganization or liquidation) to or with HarCor; to propose a sale or transfer of a material amount of assets of HarCor; to propose any change in the present board of directors or management of HarCor; or to propose any other material change to HarCor's business or corporate structure.

         In March 1997, HarCor announced that it had engaged an investment banker to pursue a possible sale of HarCor in order to maximize shareholder returns. BER and BEP have engaged the same investment banker to pursue a sale of BEP's, BER's, and their affiliates' interests in the oil and gas properties and gas processing plant jointly owned with HarCor in Kern County, California. Were any such proposed sale presented to the shareholders of HarCor, then BEP would consider selling its Common Shares pursuant to the proposal.

         The individual Reporting Persons are engaged in estate planning and, in connection therewith, may cause BEP to transfer the Common Shares or some portion thereof to one or more trusts established by them for estate planning purposes. BEP may also, from time to time, transfer a portion of the Common Shares to its partners.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         After the conversion described in Item 3 above, BEP became the owner of 857,142 shares of the Common Stock of HarCor. The shares of the Common Stock of HarCor are traded on the NASDAQ Stock Market. The shares of Common Stock issued to BEP represent 5.65% of the number of issued and outstanding shares of HarCor, as said number of shares is reported to be outstanding by HarCor at March 31, 1997.

         BEP is managed by its general partner, BER. Each of the individual Reporting Persons is a limited partner of BEP and an officer and/or director of BER. As the limited partners of BEP, and as officers and/or directors of BER, the general partner of BEP, the individual Reporting Persons share the power to direct BEP with respect to the voting or disposition of the Common Shares owned by BEP in HarCor.

         Under the Partnership Agreement of BEP, the Common Shares owned by BEP in HarCor are allocable, upon any distribution of the same by BEP or upon any dissolution or liquidation of BEP, among the partners of BEP as follows:

                                                  % of Outstanding
                            Number of            HarCor Common Stock
          Name            HarCor Shares            (As of 3/31/97)
          ----            -------------          -------------------
          R. Shore           294,160                       1.94%
          S. Fisher          294,160                       1.94%
          R. Bowersox         79,286                       0.52%
          G. Miles            79,286                       0.52%
          S. McMillen         79,286                       0.52%
          BER                 30,964                       0.20%


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Common Shares of HarCor issued to BEP, as described under Item 3, are "restricted securities" within the meaning of Rule 144.

         In connection with the issuance of the Preferred Shares to BEP by HarCor in June 1994 (see Item 3), HarCor and BEP entered into a Registration Rights Agreement (the "Agreement"). Pursuant to the Agreement, BEP was granted certain demand and piggyback registration rights with respect to any shares of Common Stock issued by HarCor to BEP upon conversion of the Preferred Shares. Under the Agreement, BEP was granted two demand registration rights and certain piggyback registration rights in the event that HarCor files a registration statement in connection with the proposed offer and sale of shares of its Common Stock. BEP has no present plans to exercise its registration rights under the Agreement, although it may, subject to any proposed sale of HarCor, as discussed under Item 4 above, sell from time to time its shares of Common Stock of HarCor pursuant to the provisions of Rule 144.

ITEM 7. MATERIAL TO BE FILED AS EXHIBIT

         7.1 Registration Rights Agreement, dated as of June 30, 1994, between HarCor and BEP.


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.


Dated: June 19, 1997
                                    BAKERSFIELD ENERGY PARTNERS, L.P.

                                    By   BAKERSFIELD ENERGY RESOURCES, INC.
                                         The General Partner


                                    By /s/ ROBERT A. SHORE
                                       ----------------------------------------
                                       Robert A. Shore, Chief Executive Officer



                                    BAKERSFIELD ENERGY RESOURCES, INC.


                                    By /s/ ROBERT A. SHORE
                                       ----------------------------------------
                                       Robert A. Shore, Chief Executive Officer



                                                                 continued. . .

                                             /s/ ROBERT A. SHORE
                                   -------------------------------------------
                                                 Robert A. Shore



                                             /s/ STEVEN E. FISHER
                                   -------------------------------------------
                                                 Steven E. Fisher



                                             /s/ J. RICHARD BOWERSOX
                                   -------------------------------------------
                                                 J. Richard Bowersox



                                             /s/ GREGORY E. MILES
                                   -------------------------------------------
                                                 Gregory E. Miles



                                             /s/ SCOTT H. McMILLEN
                                   -------------------------------------------
                                                 Scott H. McMillen